SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 46)

                               Avatex Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05349F402
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                                 (CUSIP number)

                                Stephen E. Jacobs
                  Weil, Gotshal & Manges LLP, 767 Fifth Avenue
                    New York, New York 10153, (212) 310-8000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  June 20, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
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
CUSIP No. 05349F402                                   13D                         Page 2 of 7 Pages
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---------------------- ---------------------------------------------------------------------------------------------

         1             Names of Reporting Persons/I.R.S.                                       Abbey J. Butler
                       Identification Nos. of Above Persons (Entities Only:)

---------------------- ---------------------------------------------------------------------------------------------

         2             Check the Appropriate Box if a Member of a Group:                                (a)   [X]
                       (See Instructions)                                                               (b)   [ ]

---------------------- ---------------------------------------------------------------------------------------------

         3             SEC Use Only

---------------------- ---------------------------------------------------------------------------------------------

         4             Source of Funds (See Instructions):                                                     00

---------------------- ---------------------------------------------------------------------------------------------

         5             Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2 (e)                                                        [  ]
---------------------- ---------------------------------------------------------------------------------------------

         6             Citizenship or Place of Organization                                         United States

---------------------- ---------------------------------------------------------------------------------------------

                                 7       Sole Voting Power:                                            1,604,750*
        Number of
          Shares            ------------ ---------------------------------------------------------------------------
       Beneficially
         Owned by                8       Shared Voting Power:                                                   0
      Each Reporting
       Person With          ------------ ---------------------------------------------------------------------------

                                 9       Sole Dispositive Power:                                       1,604,750*

                            ------------ ---------------------------------------------------------------------------

                                10       Shared Dispositive Power:                                              0

---------------------- ---------------------------------------------------------------------------------------------

        11             Aggregate Amount Beneficially Owned
                       by Each Reporting Person:                                                       1,604,750*

---------------------- ---------------------------------------------------------------------------------------------

        12             Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions):                                                    [  ]

---------------------- ---------------------------------------------------------------------------------------------

        13             Percent of Class Represented by Amount in Row (11):                                   8.2%

---------------------- ---------------------------------------------------------------------------------------------

        14             Type of Reporting Person:                                                               IN

---------------------- ---------------------------------------------------------------------------------------------

* See Item 5 of this Amendment to Schedule 13D.

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
CUSIP No. 05349F402                                   13D                         Page 3 of 7 Pages
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---------------------- ---------------------------------------------------------------------------------------------

         1             Names of Reporting Persons/I.R.S.                                     Melvyn J. Estrin
                       Identification Nos. of Above Persons (Entities Only:)

---------------------- ---------------------------------------------------------------------------------------------

         2             Check the Appropriate Box if a Member of a Group:                                (a)   [X]
                       (See Instructions)                                                               (b)   [ ]

---------------------- ---------------------------------------------------------------------------------------------

         3             SEC Use Only

---------------------- ---------------------------------------------------------------------------------------------

         4             Source of Funds (See Instructions):                                                     00

---------------------- ---------------------------------------------------------------------------------------------

         5             Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2 (e)                                                        [  ]
---------------------- ---------------------------------------------------------------------------------------------

         6             Citizenship or Place of Organization                                         United States

---------------------- ---------------------------------------------------------------------------------------------

                                 7       Sole Voting Power:                                              346,412*
        Number of
          Shares            ------------ ---------------------------------------------------------------------------
       Beneficially
         Owned by                8       Shared Voting Power:                                          1,024,358*
      Each Reporting
       Person With          ------------ ---------------------------------------------------------------------------

                                 9       Sole Dispositive Power:                                         346,412*

                            ------------ ---------------------------------------------------------------------------

                                10       Shared Dispositive Power:                                     1,024,358*

---------------------- ---------------------------------------------------------------------------------------------

        11             Aggregate Amount Beneficially Owned
                       by Each Reporting Person:                                                       1,370,770*

---------------------- ---------------------------------------------------------------------------------------------

        12             Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions):                                                    [  ]

---------------------- ---------------------------------------------------------------------------------------------

        13             Percent of Class Represented by Amount in Row (11):                                   7.0%

---------------------- ---------------------------------------------------------------------------------------------

        14             Type of Reporting Person:                                                               IN

---------------------- ---------------------------------------------------------------------------------------------

* See Item 5 of this Amendment to Schedule 13D.


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CUSIP No. 05349F402                                   13D                         Page 4 of 7 Pages
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---------------------- ---------------------------------------------------------------------------------------------

         1             Names of Reporting Persons/I.R.S.                      Human Service Group, Inc.
                       Identification Nos. of Above Persons (Entities Only:)                 52-0939806

---------------------- ---------------------------------------------------------------------------------------------

         2             Check the Appropriate Box if a Member of a Group:                                (a)   [X]
                       (See Instructions)                                                               (b)   [ ]

---------------------- ---------------------------------------------------------------------------------------------

         3             SEC Use Only

---------------------- ---------------------------------------------------------------------------------------------

         4             Source of Funds (See Instructions):                                                     WC

---------------------- ---------------------------------------------------------------------------------------------

         5             Check if Disclosure of Legal Proceedings is Required
                       Pursuant to Item 2(d) or 2 (e)                                                        [  ]
---------------------- ---------------------------------------------------------------------------------------------

         6             Citizenship or Place of Organization                                             Delaware

---------------------- ---------------------------------------------------------------------------------------------

                                 7       Sole Voting Power:                                                     0
        Number of
          Shares            ------------ ---------------------------------------------------------------------------
       Beneficially
         Owned by                8       Shared Voting Power:                                          1,024,358*
      Each Reporting
       Person With          ------------ ---------------------------------------------------------------------------

                                 9       Sole Dispositive Power:                                                0

                            ------------ ---------------------------------------------------------------------------

                                10       Shared Dispositive Power:                                     1,024,358*

---------------------- ---------------------------------------------------------------------------------------------

        11             Aggregate Amount Beneficially Owned
                       by Each Reporting Person:                                                       1,024,358*

---------------------- ---------------------------------------------------------------------------------------------

        12             Check if the Aggregate Amount in Row (11) Excludes
                       Certain Shares (See Instructions):                                                    [  ]

---------------------- ---------------------------------------------------------------------------------------------

        13             Percent of Class Represented by Amount in Row (11):                                   5.2%

---------------------- ---------------------------------------------------------------------------------------------

        14             Type of Reporting Person:                                                               CO

---------------------- ---------------------------------------------------------------------------------------------

* See Item 5 of this Amendment to Schedule 13D.

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CUSIP No. 05349F402                   13D           Page 5 of 7 Pages
----------------------------                        ---------------------------

         This Amendment No. 46 amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on January 29, 1990, as amended through the date hereof (the "Schedule 13D"), by Centaur Partners IV, Butler Equities II, L.P., Estrin Equities Limited Partnership, formerly named Estrin Abod Equities Limited Partnership, Abbey J. Butler, Melvyn J. Estrin, and Human Service Group, Inc. ("HSG"), with respect to their ownership of Class A common stock, par value $0.01 per share ("Common Stock"), of Avatex Corporation (formerly named FoxMeyer Health Corporation, the "Company"). References herein to Common Stock shall also be deemed references to the Company's previously issued common stock, par value $5.00 per share, which was exchanged into Common Stock effective December 7, 1999. Unless otherwise indicted, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Since the filing of Amendment No. 45 to Schedule 13D on or about December 21, 2000, HSG used working capital to purchase a total of 530,708 shares of Common Stock on the OTC Bulletin Board System for a total purchase price (excluding brokerage commissions) of approximately $253,306.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) As of the date of this Amendment No. 46, the members of the Centaur Partners Group beneficially owned an aggregate of 2,975,520 shares of Common Stock, representing approximately 15.2% of the outstanding shares of Common Stock (based upon 19,637,360 shares outstanding as of June 1, 2001 as set forth in the Company's Annual Report for the fiscal year ended March 31, 2001, plus the shares underlying warrants to purchase 1,958 shares beneficially owned by Mr. Estrin as described below). Mr. Butler owns 1,604,750 of these shares, Mr. Estrin beneficially owns 1,370,770 of these shares, and HSG owns 1,024,358 of these shares. Mr. Estrin's shares include beneficial ownership of 1,062,116 shares of Common Stock, which consists of (i) 1,024,358 shares owned by HSG,
(ii) 13,418 shares owned by Estrin New Ventures, LLC, an entity controlled by Mr. Estrin and his wife, (iii) 22,382 shares held in certain trusts for which Mr. Estrin is a co-trustee, and (iv) 1,958 shares underlying warrants to purchase such shares held in certain trusts for which Mr. Estrin is a co-trustee. Mr. Estrin is not a beneficiary of any of these trusts, and disclaims beneficial ownership of all shares and warrants held by the trusts. Mr. Butler disclaims beneficial ownership of the shares of Common Stock beneficially owned by Mr. Estrin and HSG, and Mr. Estrin and HSG each disclaims beneficial ownership of the shares of Common Stock owned by Mr. Butler.

         The foregoing does not include an aggregate of 2,789,280 shares of Common Stock issuable upon the exercise of options held by Mr. Butler and Mr. Estrin, each of whom holds 1,394,640 of these options. All of these options are currently exercisable. If all of Mr. Butler's options were exercised, Mr. Butler would beneficially own 2,999,390 shares of Common Stock, or approximately 14.3%


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CUSIP No. 05349F402                   13D           Page 6 of 7 Pages
----------------------------                        ---------------------------

of the outstanding shares of Common Stock as of June 1, 2001 plus the shares underlying his exercised options. If all of Mr. Estrin's options were exercised, Mr. Estrin would beneficially own 2,765,410 shares of the Common Stock, or approximately 14.1% of the outstanding shares of Common Stock as of June 1, 2001 plus (i) the shares underlying his exercised options and (ii) the shares underlying warrants to purchase 1,958 shares beneficially owned by him.

         Except as set forth in this item 5(a), no member of the Centaur Partners Group owns any shares of Common Stock.

         (c) Since the filing of Amendment No. 45 to Schedule 13D on or about December 21, 2000, HSG purchased a total of 530,708 shares of Common Stock on the OTC Bulletin Board System as follows:

         Trade Date             No. of Shares              Price per Share
         ----------             -------------              ---------------

         01/16/01                      30,000                       $ 0.40
         03/22/01                       8,000                         0.41
         04/04/01                      20,000                         0.40
         04/18/01                      20,000                         0.41
         06/18/01                     452,708                         0.49
                                      -------

         Total:                       530,708


            [The remainder of this page is intentionally left blank]





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CUSIP No. 05349F402                   13D           Page 7 of 7 Pages
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                                   Signatures

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2001.




/s/ Abbey J. Butler                         /s/ Melvyn J. Estrin
--------------------------                  --------------------------
Abbey J. Butler                             Melvyn J. Estrin




                                            Human Service Group, Inc.



                                            By:/s/ Melvyn J. Estrin
                                               -----------------------
                                               Melvyn J. Estrin
                                               Title: Chief Executive Officer




                                       7